SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

(Amendment No. 2)*

General Motors Company

(Name of Issuer)

Common Stock

(Title of Class of Securities)

37045V100

(CUSIP Number)

December 31, 2018

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No: 37045V100	13G

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Brock Fiduciary Services LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 100,150,000
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 100,150,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,150,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.0%
12	TYPE OF REPORTING PERSON OO

CUSIP No: 37045V100	13G

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Brock Capital Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 100,150,000
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 100,150,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,150,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.0%
12	TYPE OF REPORTING PERSON OO

Item 1(a).	Name of Issuer:

General Motors Company (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

300 Renaissance Center, Detroit, Michigan, 48265

Item 2(a).	Name of Person Filing:

This statement is being filed on behalf of each of the following reporting persons (collectively, the “Reporting Persons”), solely in compliance with their reporting requirements under Schedule 13G:

(i)	Brock Fiduciary Services LLC (“Brock Fiduciary”); and

(ii)	Brock Capital Group LLC (“Brock Capital”).

Brock Fiduciary is a wholly-owned subsidiary of Brock Capital. As more fully described under Item 4(a), Brock Fiduciary is an independent fiduciary and investment adviser to the UAW Retiree Medical Benefits Trust and may be deemed to be the beneficial owner of any securities of the Issuer owned by such trust.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business offices of each of the Reporting Persons is 505 Park Avenue, 16th Floor, New York, New York 10022.

Item 2(c).	Citizenship:

(i)	Brock Fiduciary —Delaware

(ii)	Brock Capital—Delaware

Item 2(d).	Title of Class of Securities:

Common Stock (“Common Stock”)

Item 2(e).	CUSIP Number:

37045V100

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940.

(e)	☐ Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E) of the Exchange Act.

(f)	☐ Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F) of the Exchange Act.

(g)	☐ Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G) of the Exchange Act.

(h)	☐ Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐ Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	☐ Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J) of the Exchange Act.

(k)	☐ Group in accordance with Rule 13d-1(b)(1)(ii)(K) of the Exchange Act.

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J) of the Exchange Act, please specify type of institution:

Item 4.	Ownership.

(a)	The Reporting Persons may be deemed to beneficially own 100,150,000 shares of Common Stock.

Brock Fiduciary is an independent fiduciary and investment adviser to the UAW Retiree Medical Benefits Trust (“UAW RMBT”). Pursuant to an Independent Fiduciary Agreement, dated August 8, 2011, between Brock Fiduciary and UAW RMBT, Brock Fiduciary has been given the power to vote and dispose of any securities of the Issuer held by UAW RMBT, including any Common Stock. As a result, the Reporting Persons may be deemed to beneficially own the Common Stock held by UAW RMBT.

Based on information provided to the Reporting Persons by UAW RMBT, as of the date hereof, UAW RMBT owned 100,150,000 shares of Common Stock.

(b)	Percent of class: 7.0%. This percentage is based on a total of 1,427,729,248 shares of Common Stock outstanding as reported in the Issuer’s quarterly report on Form 10-Q filed on August 1, 2019.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

   0

(ii)	Shared power to vote or to direct the vote:

   100,150,000 shares of Common Stock.

(iii)	Sole power to dispose or to direct the disposition of:

   0

(iv)	Shared power to dispose or to direct the disposition of:

   100,150,000 shares of Common Stock.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

UAW RMBT is party to a Stockholders Agreement dated as of October 15, 2009 (the “Stockholders Agreement”), originally by and among the Issuer, United States Department of the Treasury (“UST”), 7176384 Canada Inc. (since renamed Canada GEN Investment Corporation, “Canada GEN”), UAW RMBT and, solely for the purposes of Section 6.20 thereof, General Motors LLC. The UST and Canada GEN are no longer parties to the Stockholders Agreement. The Stockholders Agreement was filed as Exhibit 10.8 to the Current Report on Form 8-K filed by the Issuer on November 16, 2009.

UAW RMBT initially had the right to designate a director to the board of directors of the Issuer, but, as a result of the sale of 40 million shares of Common Stock that took place in early 2018, it no longer has that right. Pursuant to the Stockholders Agreement, UAW RMBT agrees to vote its shares of Common Stock on any matter presented to the Issuer's shareholders in the same proportionate manner as the other holders of the Common Stock other than the Issuer's directors and executive officers. UAW RMBT will be subject to the terms of the Stockholders Agreement until it beneficially owns less than 2% of the issued and outstanding Common Stock. The Stockholders Agreement prevents the shareholding parties thereto from transferring all or any portion of their Common Stock without the consent of the Issuer’s board of directors, to either (i) any person or group who would thereafter beneficially own more than 10% of the Common Stock, or (ii) any automotive vehicle manufacturer or affiliate thereof.

UAW RMBT has beneficial ownership of 100,150,000 shares of Common Stock. As of July 15, 2019, this represented 7.0% of the outstanding Common Stock based on a total of 1,427,729,248 shares of Common Stock outstanding.

Because the Reporting Persons may be deemed a beneficial owner of the securities, the Reporting Persons may be deemed a member of any group that the parties to the Stockholders Agreement are deemed to be part of.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 22, 2019

By:	Brock Fiduciary Services LLC Brock Capital Group LLC, as Managing Member

	By:	/s/ Charles Brock
	Name:	Charles Brock
	Title:	Chairman & CEO

Brock Capital Group LLC

	By:	/s/ Charles Brock
	Name:	Charles Brock
	Title:	Chairman & CEO

EXHIBIT INDEX

Exhibit 1.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

EXHIBIT 1

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that it knows or has reason to believe that such information is inaccurate.

Dated as of August 22, 2019

By:	Brock Fiduciary Services LLC Brock Capital Group LLC, as Managing Member

	By:	/s/ Charles Brock
	Name:	Charles Brock
	Title:	Chairman & CEO

Brock Capital Group LLC

	By:	/s/ Charles Brock
	Name:	Charles Brock
	Title:	Chairman & CEO